Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 001-15749 on Form S-8 of the Alliance Data Systems Corporation of our report dated June 23, 2005, relating to the statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i – schedule of assets held at end of the year as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Alliance Data Systems 401(k) and Retirement Savings Plan.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 29, 2005